August 21, 2018

Michael Wang
Chief Executive Officer
CooTek (Cayman) Inc.
2nd Floor, Building 7, No. 2007 Hongmei Road, Xuhui District
Shanghai, 201103
People's Republic of China

       Re: CooTek (Cayman) Inc.
           Registration Statement on Form F-1
           Filed August 16, 2018
           File No. 333-226867

Dear Mr. Wang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed on August 16, 2018

Cover Page

1. Given Mr. Zhang's ownership of all of CooTek's Class B ordinary shares with each Class
       B ordinary share entitled to 25 votes, please clarify whether the company will be a
       "controlled company" under the definition of the New York Stock Exchange after the offering and provide disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.
 Michael Wang
CooTek (Cayman) Inc.
August 21, 2018
Page 2
Management, page 143

2. We note that you have appointed Mr. Haibing Wu and Ms. Jue Yao as independent directors upon effectiveness of the registration statement. Please file their written consents as required by Securities Act Rule 438.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rebekah Lindsey, Staff Accountant, at 202-551-3303 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-3447 or
Barbara C. Jacobs, Assistant Director, at 202-551-3735 with any other questions.



                                                            Sincerely,

FirstName LastNameMichael Wang                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameCooTek (Cayman) Inc.
                                                            and Services
August 21, 2018 Page 2
cc:       Julie Gao, Esq.
FirstName LastName